SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 41)

                       Chiquita Brands International, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                     ---------------------------------------
                         (Title of Class of Securities)

                                   170032-10-6
                               -------------------
                                 (CUSIP Number)

                                James C. Kennedy
              Vice President, Deputy General Counsel and Secretary
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
             ------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   See Item 4
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                               Page 1 of 33 Pages

CUSIP NO. 170032-10-6          13D             Page 2 of 33 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.               31-1544320
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 170032-10-6          13D             Page 3 of 33 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5,   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           2,109,385 (See Item 5)

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
           2,208,781 (See Item 5)

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          26,205,076 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 4 of 33 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 5 of 33 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          ---

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
          ---

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 6 of 33 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          ---

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
          ---

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer.

         This Amendment No. 41 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on March 18, 1999, relative to the common stock par value $.01 per share ("Common Stock") issued by Chiquita Brands International, Inc. ("Chiquita").

         The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

         As of October 31, 2001, the Lindner Family beneficially owned approximately 44% of the outstanding common stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial and AFC, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.

Item 4.  Purpose of the Transaction.

         On November 12, 2001, Chiquita announced that it had reached agreements with committees representing its bondholders in support of a restructuring plan to reduce Chiquita's debt and accrued interest by more than $700 million and its future annual interest expense by about $60 million. The restructuring will involve the issuance of 40 million shares of new common stock and warrants to purchase additional shares of new common stock in exchange for Chiquita debt and accrued interest and presently outstanding preferred and preference stock and common stock. Chiquita will effect the reorganization by filing in Federal Court a Pre-Arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code. Please see Chiquita's Press Release attached hereto as Exhibit 3.

         Chiquita announced that its current Board of Directors will remain in place during the Chapter 11 case. Upon completion of the Chapter 11 process, a new seven-member Board of Directors will be elected. The new Board will consist of Carl H. Lindner and Steven G. Warshaw, who currently serve as Directors, plus five new members nominated by the bondholder committees.

         The Reporting Persons consider their beneficial ownership of Chiquita equity securities as an investment which they continue to evaluate. From time to time the Reporting Persons may acquire additional Chiquita equity securities or dispose of some or all of the Chiquita equity securities which they beneficially own.

         Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of November 12, 2001, the Reporting Persons beneficially owned 26,205,076 shares (or approximately 33.8% of the outstanding shares) of Chiquita Common Stock as follows:

         Holder                      Number of Shares
         ---------------             ----------------
         Carl H. Lindner                    2,208,781*
         ACC                                1,000,000
         ADSLIC                                29,065
         AEIC                                  75,717
         AESLIC                               959,447
         ASI                                   73,134
         EPI                                   37,238
         GAAL                                  24,649
         GAAS                                  25,574
         GAES                                  63,705
         GANY                                  41,217
         GFR                                2,672,572
         GAI                               17,235,424
         INFIN                                400,000
         MCC                                  563,755
         OSC                                   58,561
         TICO                                  18,227
         TRANS                                118,010
         WIC                                  600,000
                                           ----------
         TOTAL                             26,205,076
                                           ==========

*Includes 18,000 shares issuable pursuant to employee stock options exercisable within sixty days and 81,396 shares issuable upon conversion of certain convertible debentures.

ACC     =   Atlanta Casualty Company (b)
ADSLIC  =   American Dynasty Surplus Lines Insurance Company (a)
AEIC    =   American Empire Insurance Company (a)
AESLIC  =   American Empire Surplus Lines Insurance Company (a)
ASI     =   American Spirit Insurance Company (a)
EPI     =   Eden Park Insurance Company (a)
GAI     =   Great American Insurance Company ("GAI") (b)

GAAL    =   Great American Alliance Insurance Company (a)
GAAS    =   Great American Assurance Company (a)
GAES    =   Great American E&S Insurance Company (a)
GANY    =   Great American Insurance Company of New York (a)
GFR     =   Great American Financial Resources, Inc. (c)
INFIN   =   Infinity Insurance Company (b)
MCC     =   Mid-Continent Casualty Company (a)
OSC     =   Oklahoma Surety Company (a)
TICO    =   TICO Insurance Company (b)
TRANS   =   Transport Insurance Company (a)
WIC     =   Windsor Insurance Company (b)

(a)  100% owned subsidiaries of GAI
(b)  100% owned subsidiary of AFC
(c)   82% owned subsidiary of AFG

         Each company listed above shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the Chiquita Common Stock held by such company.


         At November 12, 2001, certain officers and directors of AFG and AFC beneficially owned shares of Chiquita Common Stock.

         Holder                         Number of Shares*
         ------                         ----------------

         Fred J. Runk                            155,685
         Thomas E. Mischell                       55,000
         Theodore H. Emmerich                      1,000

* Includes options exercisable within 60 days.

         In addition, certain of these officers and directors are participants in the Chiquita Savings and Investment Plan. Shares held in the Plan are voted by the Plan trustees.

         As of November 12, 2001, and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving Chiquita Common Stock had been engaged in by the Reporting Persons, by AFG's or AFC's directors or executive officers.

         Please see Item 6, incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the terms of the "Preliminary Outline of Principal Terms of Chapter 11 Plan of Reorganization" attached as part of Exhibit 99.2 to the Form 8-K filed by Chiquita on November 13, 2001 and attached hereto as Exhibit 4, 2% of the new common stock will be issued to Carl H. Lindner. The Reporting Persons estimate based on such terms, that they will beneficially own approximately 2.8% of the shares of new common stock and 9.8% of the diluted shares of new common stock, assuming exercise of the Reporting Persons' new warrants. In addition, Carl H. Lindner will have the option to purchase an additional .25% of the new common stock through the exercise of a purchase right granted pro rata to holders of certain subordinated debt presently outstanding.

Item 7.  Material to be filed as Exhibits.

         (1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

         (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

         (3)      Press Release

         (4) "Preliminary Outline of Principal Terms of Chapter 11 Plan of Reorganization" attached as a part of Exhibit 99.2 to the Form 8-K filed by Chiquita on November 13, 2001

         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:  November 16, 2001        AMERICAN FINANCIAL GROUP, INC.

                                 By: Karl J. Grafe
                                 ----------------------------------------
                                          Karl J. Grafe, Assistant General
                                          Counsel and Assistant Secretary

                                 AMERICAN FINANCIAL CORPORATION

                                 By: Karl J. Grafe
                                 ----------------------------------------
                                          Karl J. Grafe, Assistant General
                                          Counsel and Assistant Secretary


                                     Karl J. Grafe
                                 ----------------------------------------
                                          Karl J. Grafe, As
                                          Attorney-in-Fact for:
                                            Carl H. Lindner
                                            Carl H. Lindner III
                                            S. Craig Lindner
                                            Keith E. Lindner

Exhibit 1
                                    AGREEMENT

         This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL
III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

         WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

         WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

         WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

         NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                    AMERICAN PREMIER GROUP, INC.
                                    AMERICAN FINANCIAL CORPORATION
                                    By: /s/ James E. Evans
                                       -----------------------------
                                         James E. Evans
                                         Vice President & General Counsel

                                    /s/ Carl H. Lindner
                                    ---------------------------------
                                        Carl H. Lindner

                                    /s/ Carl H. Lindner III
                                    ---------------------------------
                                        Carl H. Lindner III

                                    /s/ S. Craig Lindner
                                    ---------------------------------
                                        S. Craig Lindner

                                    /s/ Keith E. Lindner
                                    ---------------------------------
                                        Keith E. Lindner

Exhibit 2

                                POWER OF ATTORNEY
                                -----------------




         I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Carl H. Lindner
                                    -----------------------------------
                                            Carl H. Lindner

                                POWER OF ATTORNEY
                                -----------------



         I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Carl H. Lindner III
                                    -----------------------------------------
                                            Carl H. Lindner III

                                POWER OF ATTORNEY
                                -----------------



         I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     S. Craig Lindner
                                    -----------------------------------------
                                            S. Craig Lindner

                                POWER OF ATTORNEY
                                -----------------



         I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Keith E. Lindner
                                    -----------------------------------------
                                            Keith E. Lindner

Exhibit 3

News Release

                Chiquita Reaches Agreement on Debt Restructuring

 Plan Will Reduce Parent Holding Company Bond Debt By More Than $700 Million;
                       Operations To Continue As Normal


Cincinnati, Ohio, November 12, 2001 - Chiquita Brands International, Inc. (NYSE:
CQB) today announced that it has reached agreements with bondholder committees in support of a restructuring plan that will reduce Chiquita's debt and accrued interest by more than $700 million and its future annual interest expense by about $60 million. As anticipated in its January announcement of the restructuring initiative, the Company will soon file in Federal Court a Pre-Arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code.

The restructuring plan will only involve the publicly held debt and equity securities of Chiquita Brands International, Inc., which is a holding company without any business operations of its own. The Company's other creditors and its assets, strategy and ongoing operations will be unaffected by the Chapter 11 filing. The Company's subsidiaries, which are independent legal entities that generate their own cash flow and have access to their own credit facilities, will continue to operate normally and without interruption. Throughout the process, the Company's customers will continue to receive shipments normally and its suppliers will continue to be paid in full according to normal terms.

Steven G. Warshaw, President and Chief Executive Officer of Chiquita, said: "We are pleased to have achieved this important milestone in the restructuring initiative we launched in January. This restructuring and the recent settlement of the U.S.-EU banana trade dispute are both significant events that will reinforce Chiquita's prospects for strong revenue and earnings growth. Now that we have reached agreement with the bondholder committees, we are confident that we can complete the Chapter 11 process within 90 to 120 days after we file our Pre-Arranged Plan, giving the Company a fresh start and a solid balance sheet."

1.         Terms of the Debt Restructuring Plan

According to the agreed terms, the Company will issue 40 million shares of new common stock upon completion of the restructuring, and its outstanding securities will be treated as follows, based on amounts outstanding at October 31, 2001:

o The existing $775 million of senior notes plus accrued interest will be exchanged for $250 million of new senior notes and 35.1 million shares (87.75%) of the new common stock.
o The existing $86 million of subordinated debentures plus accrued interest will be exchanged for 3.1 million shares (7.75%) of the new common stock.
o The existing preferred stock will be exchanged for 0.25 million shares (0.62%) of the new common stock plus new warrants to purchase 4.2 million shares of additional new common stock (7.79% on a fully diluted basis).
o The existing common stock will be exchanged for 0.55 million shares (1.38%) of the new common stock plus new warrants to purchase 9.2 million shares of additional new common stock (17.21% on a fully diluted basis).

As part of a management incentive program that will include a new stock option plan, existing management will receive 1.0 million shares (2.5%) of the new common stock.

Additional new common shares will be issuable upon exercise of the new warrants. The new warrants, which will have a seven-year maturity, are intended to provide existing preferred and common shareholders with significant opportunity to profit from future growth in Chiquita's equity value.

The Company's current Board of Directors will remain in place during the Chapter 11 case. Upon completion of the Chapter 11 process, a new seven-member Board of Directors will be elected. The new Board will consist of Carl H. Lindner and Steve Warshaw, who currently serve as Directors, plus five members nominated by the bondholder committees.

Completion of the restructuring plan is subject to certain conditions, including its acceptance by affected classes of public debt and equity holders, whose approval will be solicited with the ad hoc committees representing its bondholders, the Company believes that it will receive the votes required for approval of the plan.

The Company is filing a Current Report on Form 8-K with the Securities and Exchange Commission (SEC) that contains additional details regarding the agreed restructuring terms, as well as certain information, including financial forecasts, provided to debtholders to facilitate the restructuring negotiations. Since the SEC is closed today in observance of a federal holiday, the Company is making available now on its website at www.chiquita.com the Form 8-K that it will file tomorrow with the SEC.


Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods.



This press release contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, including the successful implementation of the restructuring of the Company's parent company debt described herein, the implementation of the announced U.S. - EU agreement regarding the EU's banana import regime, the continuing availability of sufficient borrowing capacity or other financing to fund operations, capital spending and working capital requirements, the prices at which Chiquita can sell its products, the costs at which it can purchase or grow (and availability of) fresh produce and other raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, actions of governmental bodies, and other market and competitive conditions, many of which are beyond the control of Chiquita.



The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements.



                                  * * *



FOR FURTHER INFORMATION, PLEASE CONTACT:
Jeffrey M. Zalla, Vice President, Corporate Communications
William T. Sandstrom, Director of Investor Relations

         Media contacts:   (513) 784-8517
         Investor calls:   (513) 784-8100

Exhibit 4

         THIS OUTLINE IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES
           OR SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN.
         SUCH OFFER OR SOLICITATION WILL BE MADE IN COMPLIANCE WITH
             ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS
                          OF THE BANKRUPTCY CODE

                      CHIQUITA BRANDS INTERNATIONAL, INC.

                    PRELIMINARY OUTLINE OF PRINCIPAL TERMS OF
                        CHAPTER 11 PLAN OF REORGANIZATION
                        ---------------------------------

         This Outline describes certain of the principal terms of a proposed reorganization of the outstanding indebtedness and liabilities of, and equity interests in, Chiquita Brands International, Inc., a New Jersey corporation (the "Company"). No reorganization of the outstanding indebtedness and liabilities of any subsidiary of the Company, including Chiquita Brands, Inc., is contemplated. The reorganization of the Company described herein will be implemented through confirmation of a "pre-arranged" or "pre-negotiated" reorganization plan of the Company (the "Plan") under chapter 11 of title 11 of the United States Code, 11 U.S.C. (S)101 et seq. (the "Bankruptcy Code"), which Plan has the support of the Unofficial Committee of Holders of Chiquita Brands International, Inc.'s Senior Notes (the "Senior Noteholders Committee,") and the Unofficial Committee of Holders of Chiquita Brands International, Inc.'s Subordinated Convertible Notes (the "Subordinated Noteholders Committee" and, together with the Senior Noteholders Committee, the "Committees") described below./1/ The transactions described in this Outline are subject in all respects to, among other things, definitive documentation, including the Plan, appropriate disclosure materials and related documents. The Company and the Committees agree that the reorganization enterprise value of the Company for purposes of this Outline and the Plan is $1.28 billion./2/

I.    Classification and Treatment of Claims and Interests

      A.  Unclassified Claims (not entitled to vote)
          -------------------

----------------------

/1/ Any creditors committee appointed in a Chapter 11 case commenced by the Company which is comprised in whole or in part by any holders of Senior Note Claims, Subordinated Note Claims, or either of the trustees under the indentures pursuant to which the Senior Notes or Subordinated Notes were issued, is hereinafter referred to as the "Creditors Committee".

/2/ Based on such reorganization enterprise value and after deducting the long-term net indebtedness of the Reorganized Company at the Effective Date (comprised of $250 million of New Notes and an estimated $413 million of subsidiary indebtedness), (a) the aggregate equity value of the Reorganized Company is $617 million, (b) the value of the New Equity is $14.38 per share and (c) the value of each New Warrant (for one share) is $3.11.

        1. Administrative Claims: Each holder will receive payment in full (in cash) of the unpaid portion of an allowed administrative claim on the Plan effective date (the "Effective Date") or as soon thereafter as practicable (or if not then due, in accordance with its terms).

        2. Priority Tax Claims: At the option of the Company, each holder will receive either (i) payment in full (in cash) on the Effective Date or as soon thereafter as practicable or (ii) payment over a six-year period from the date of assessment as provided in section 1129(a)(9)(C) of the Bankruptcy Code with interest payable at a rate of 8 1/4% per annum or such other rate as may be required by the Bankruptcy Code.

B.      Unimpaired Claims (deemed to accept)
        -----------------

         1. Class 1 - Other Priority Claims: Each holder will receive payment in full (in cash) of an allowed other priority claim on the Effective Date or as soon thereafter as practicable.

         2. Class 2 - Secured Claims (if any):/3/ At the option of the Company, the Company will (i) reinstate such allowed secured claim by curing all outstanding defaults with all legal, equitable and contractual rights remaining unaltered, (ii) pay in full (in cash) such allowed secured claim on the Effective Date or as soon thereafter as practicable or
         (iii) satisfy such allowed secured claim by delivering the collateral securing such claim and paying any interest required to be paid under section 506(b) of the Bankruptcy Code.

         3. Class 3 - General Unsecured Claims: Holders of all general unsecured claims (not included in Class 4), including all liquidated claims, will receive payment in full on or after the Effective Date, as and when due in the ordinary course of business.

         The Company will seek a first day order of the Bankruptcy Court permitting the ongoing payment of unimpaired claims in the ordinary course during the pendency of the Chapter 11 case.

C.       Impaired Claims (entitled to vote)
         ---------------

         1.  Class 4 - Senior Note Claims and Subordinated Note Claims:/4/

----------------

/3/ Each secured creditor will be placed in a separate subclass of Class 2; each subclass will be treated as a separate class for voting and distribution purposes.

/4/ For purposes of this outline, the subclasses of Class 4 are treated as a single class for voting purposes (continued...)

                  (a)      Subclass 4A - Senior Note Claims:

                           (i) Composition: Subclass 4A ("Senior Note Claims") includes all claims against the Company based upon the 9 1/8% Senior Notes due 2004, the 9 5/8% Senior Notes due 2004, the 10% Senior Notes due 2009 and the 10 1/4% Senior Notes due 2006.

                           (ii) Treatment: On the Effective Date or as soon thereafter as practicable, each holder will receive its proportionate share of (i) a principal amount of $250 million of Senior Notes (the "New Notes") to be issued by the Company, as reorganized (the "Reorganized Company") containing the principal terms set forth on Schedule I attached and (ii) 35,100,000 shares/5/ of the common stock of the Reorganized Company as of the Effective Date (the "New Equity") (i.e., 87.75% of the New Equity, subject to dilution by exercise of the New Warrants (as defined below) and by grants or issuances under the 2002 Stock Option Plan (as defined below)). The foregoing is subject to adjustment as follows: (i) the principal amount of New Notes to be received by Subclass 4A may be decreased, and the New Equity to be received by Subclass 4A may be increased, in connection with the election of some or all of the holders of Subclass 4B Claims to receive New Notes in lieu of New Equity as described below and (ii) cash may be distributed to Subclass 4A in lieu of up to 2,280,730 shares of New Equity (i.e., 5.70% of the New Equity) which would otherwise be distributed to Subclass 4A as a result of the election of some or all of the holders of Subclass 4B Claims to purchase the Additional New Equity (as described below). The New Notes will be issued in denominations of $1,000 and integral multiples thereof. No New Note will be issued in a denomination of less than $1,000. In the event a holder is entitled to distribution of New Notes that is not an integral multiple of

----------------

/4/      (...continued)
         and each as a separate class for distribution purposes.

/5/ All share numbers in this outline are based upon the issuance of 40,000,000 shares of New Equity on the Effective Date (with the Effective Date assumed to be December 31, 2001), subject to dilution by the exercise of the New Warrants and grants or issuances under the 2002 Stock Option Plan. If the actual number of shares issued is different than 40,000,000, share numbers set forth in this Outline will be adjusted accordingly.

                                 $1,000, such distribution shall be aggregated by the Company (or its agent), and as soon as practicable after the Effective Date, such interests shall be sold by the Company (or its agent) in a commercially reasonable manner and, upon the completion of such sale, the net proceeds thereof shall be distributed (without interests) pro rata to the holders based upon the fraction of New Notes each such holder would have been entitled to receive or deemed to hold had the Company issued New Notes in integral multiples smaller than $1,000, such distribution being in lieu of any other distribution with respect thereto. (b) Subclass 4B - Subordinated Note Claims:

                           (i) Composition: Subclass 4B ("Subordinated Note Claims") includes all claims against the Company based upon the Company's 7% Convertible Subordinated Debentures due 2001.

                          (ii) Treatment: Each holder shall receive, on the Effective Date or as soon thereafter as practicable, its proportionate share of 3,100,000 shares of New Equity (i.e., 7.75% of the New Equity, subject to dilution by exercise of the New Warrants (as defined below) and by grants or issuances under the 2002 Stock Option Plan (as defined below)). However, in lieu of receiving all or a portion of such holder's share of the 3,100,000 shares of New Equity allocated to Subclass 4B, each holder has the right to receive its share of $10 million in New Notes (which New Notes would otherwise be distributable to Subclass
                                  4A) (the "Note Election"). The holders
                                  electing to receive their respective amounts
                                  of such New Notes shall receive $1,000
                                  principal amount of New Notes for each lot of
                                  101.19 shares of New Equity the holder elects to not receive./6/ If more than $10 million in New Notes are subscribed for pursuant to the foregoing, each electing holder will be entitled to receive an amount of New Notes in lieu of New Equity equal to (1) $10,000,000, multiplied by (2) a fraction, (a) the numerator of which is the amount of Subclass 4B Claims held by such holder in respect of which such holder has elected to receive New Notes and (b) the denominator of which is the aggregate amount of Subclass 4B Claims in respect of which holders of Subclass 4B Claims have elected to receive
---------------

/6/ Solely for purposes of this exchange ratio, the New Equity is being valued on the basis of an enterprise value of the Company of $1.1 billion.

                                    New Notes; provided that the Company shall not be obligated in any event to issue New Notes other than in denominations of $1,000. If holders of Subclass 4B Claims elect to receive any New Notes, the principal amount of New Notes to be received by Subclass 4A shall be reduced by such amount, and the New Equity to be received by Subclass 4A shall be increased by the amount of New Equity forsaken by Subclass 4B in lieu of New Notes.

                                    At the time of voting on the Plan, each
                                    holder of a Subclass 4B Claim shall also have the one-time right to purchase for cash its pro rata share of 2,280,730 shares of the New Equity, (i.e., 5.70% of the New Equity, subject to dilution by exercise of the New Warrants (as defined below) and by grants or issuances under the 2002 Stock Option Plan (as defined below)), at a price per share equal to $17.63/7/ (the aggregate amount of such New Equity purchased pursuant to such right being herein referred to as the "Additional New Equity"). To the extent any holders of Subclass 4B Claims elect to purchase such New Equity, (1) an amount equal to the cash proceeds received by the Company in consideration for such New Equity shall be distributed to the holders of Subclass 4A Claims on a pro rata basis on the Effective Date or as soon thereafter as practicable and (2) the amount of New Equity to be received by Subclass 4A shall be reduced by the amount of the Additional New Equity.

                                    Upon (a) the sale of, and/or consummation of a tender offer resulting in the purchase of, substantially all of the New Equity of the Reorganized Company (a "Stock Sale"), (b) the merger of the Reorganized Company (whether or not the Reorganized Company is the surviving entity) which results in a change-in-control of the Reorganized Company (a "Merger") or (c) the sale of all or substantially all of the assets of the Reorganized Company (an "Asset Sale"), in each case prior to the third anniversary of the Effective Date of the Plan, each holder of a Subclass 4B Claim will be entitled to its proportionate share of a one-time distribution (the "Supplemental
                                    Distribution") from the Reorganized Company




/7/ This share price will be based on an enterprise value of the Company which would result in a full recovery, on an aggregate basis, of all Subclass 4A Claims (including pre-petition and post-petition interest); solely for purposes of this election, this enterprise value is currently estimated to be $1.41 billion.upon the consummation of such transaction. The Supplemental Distribution shall be determined as follows:

         --------------------------------------------------------------
         Supplemental          Purchase Price           Implied Total
         Distribution/8/       Per Share/9/              Enterprise
                                                          Value/10/

         $0                 less than $17.64           less than $1.45
                                                        billion

         $15 million         $17.64 - $19.61            $1.45 billion

         $20 million         $19.62 - $21.57            $1.55 billion

         $25 million         $21.58 - $23.52            $1.65 billion

         $30 million         $23.53 and                 $1.75 billion
                              greater                    and greater
         -------------------------------------------------------------

         The Supplemental Distribution shall be paid in the same form, whether cash, stock or other securities, as the consideration received by the holders of New Equity (in the case of a Stock Sale or Merger) or the Reorganized Company (in the case of an Asset
         Sale). The right of a holder of a Subclass
         4B Claim to receive its proportionate share of the Supplemental Distribution shall not be assignable or transferable.

 2.      Class 5 - Old Preferred Equity Interests:

         (a) Composition: Class 5 includes the three series of preferred stock of the Company, the rights to accrued dividends thereon and any option, warrant or right, contractual or otherwise, to acquire any such interest (the "Old Preferred Equity Interests").

------------------

/8/     The amounts in this table are not cumulative.

/9/ The Purchase Price Per Share shall be used to determine the amount of the Supplemental Distribution in the case of a sale of and/or tender offer for substantially all of the New Equity of the Reorganized Company, or a merger in which the Reorganized Company is not the surviving entity.

/10/ The Implied Total Enterprise Value shall be used to determine the amount of the Supplemental Distribution in the case of a sale of all or substantially all of the assets of the Reorganized Company.

                           (b) Treatment: On the Effective Date or as soon thereafter as practicable, the holders will receive (subject to the terms of
                                   Paragraph IV below) (i)
                                  249,383 shares of the New Equity (i.e., 0.62% of the New Equity of the Reorganized Company as of the Effective Date, subject to dilution by exercise of the New Warrants (as defined below) and by grants or issuances under the 2002 Stock Option Plan (as defined below)), and (ii) warrants (the "New Warrants") to purchase New Equity from the Reorganized Company in an aggregate amount equal to 4,156,389 shares of the New Equity (i.e., 7.79% of the New Equity on a fully diluted basis, prior to any dilution by grants or issuances under the 2002 Stock Option Plan (as defined below)). The principal terms of the New Warrants are described on Schedule II attached hereto. The allocation of the New Equity and the New Warrants among the three classes of Old Preferred Equity Interests is set forth on Schedule III attached hereto./11/

         3.       Class 6 - Old Common Equity Interests:

                  (a) Composition: Class 6 includes the common stock of the Company and any option, warrant or right, contractual or otherwise, to acquire any such interest (the "Old Common Equity Interests").

                  (b) Treatment: On the Effective Date or as soon thereafter as practicable, the holders shall receive (subject to the terms of Paragraph IV below)
                           (i) 550,617 shares of the New Equity
                           (i.e., 1.38%/12/ of the New Equity of the Reorganized Company as of the Effective Date, subject to dilution by exercise of the New Warrants and by grants or issuances under the 2002 Stock Option Plan), and
                           (ii) New Warrants to purchase New Equity from the Reorganized Company in an aggregate amount equal to 9,176,944 shares of the New Equity (i.e., 17.21%/13/
                           of the New Equity on a fully diluted basis, prior to any dilution by grants or issuances under the 2002
-----------------

/11/ Treatment subject to modification as set forth in Paragraph IV below, if Class 5 and/or Class 6 does not accept the Plan.

/12/ Holders of Old Preferred Equity Interests and Old Common Equity Interests will receive, in the aggregate, 2.0% of the New Equity (subject to dilution by exercise of the New Warrants and by grants or issuances under the 2002 Stock Option Plan).

/13/ Holders of Old Preferred Equity Interests and Old Common Equity Interests will receive, in the aggregate, Warrants exercisable into 25% of the New Equity (subject to dilution by grants or issuances under the 2002 Stock Option Plan).

                 Stock Option Plan). The principal terms of the New Warrants are described on Schedule II attached hereto./14/

II.    Other Provisions

       In addition to the foregoing provisions relating to classification and treatment of claims and interests, the Plan shall contain provisions appropriate under the circumstances concerning, among other things, the following: (i) disputed claims and reserves therefor; (ii) the assumption or rejection, as the case may be, of executory contracts and unexpired leases; (iii) retention of jurisdiction by the Bankruptcy Court for certain purposes; (iv) inability to materially amend or modify the Plan's provisions with respect to any class, in a manner adverse to such class, without the consent of the applicable creditors committee appointed in the Company's chapter 11 case; (v) customary and standard exculpation and releases for officers, directors, employees, professionals and representatives of the Company and for American Financial Group and its affiliates, as and to the extent permitted under applicable law; and (vi) conditions to the effectiveness of the Plan, including the Company obtaining a waiver or amendment of its subsidiaries' financing arrangements with Foothill Capital Corporation in order to permit distributions by such subsidiaries to the Company, or otherwise replacing such financing facility. The Company will seek a first day order of the Bankruptcy Court permitting the ongoing payment of trade creditors after the filing of the Plan.

III.   Management of the Reorganized Company

       A.     Board of Directors of Management

              The Plan shall provide that the initial board of directors of the Reorganized Company (the "New Board") shall consist of 7 (seven) members, including the persons currently serving as the Chairman of the Board and as the President and Chief Executive Officer of the Company and 5 (five) members to be selected by the Committees or the Creditors Committee.

       B.     Management Incentive Program

              The Plan shall provide for a management incentive program (the "Management Incentive Program") that grants (i) to directors, officers and other management employees options to acquire 5,925,926 shares of the New Equity (i.e., 10% of the New Equity on a fully diluted basis at the Effective Date) pursuant to the Company's 2002 Stock Option Plan (the "2002 Stock Option Plan"); the exercise price of any options granted thereunder on or about the time of the Effective Date will be set at the average closing price of the New Equity over the first 30 trading days following the Effective Date (or over such other 30

-------------------

/14/ Treatment subject to modification as set forth in Paragraph IV below, if Class 5 and/or Class 6 does not accept the Plan.

             day period shortly after the Effective Date as the New Board determines), and the other terms of any options granted thereunder (including vesting) will be determined by the New Board, and (ii) to the current Chairman of the Board 800,000 shares of the New Equity (i.e., 2.0% of the New Equity, subject to dilution by exercise of the New Warrants and by grants or issuances under the 2002 Stock Option Plan), and to the current Chief Executive Officer and to such other employees of the Company as he may designate, 200,000 shares of the New Equity (i.e., 0.5% of the New Equity, subject to dilution by exercise of the New Warrants and by grants or issuances under the 2002 Stock Option Plan).

       C.    Registration and Other Rights and Listing of New Equity.
             -------------------------------------------------------

             The Reorganized Company will use reasonable efforts to have the New Equity and New Warrants listed on a nationally recognized market or exchange. The New Equity and New Warrants will also be subject to customary demand and piggyback registration rights for the benefit of holders whose resale of such common stock would be limited or restricted by federal securities law.

IV.    New Equity and New Warrant Provisions

       The Plan shall provide that if Class 5 and/or Class 6 rejects the Plan, the Debtor may seek to confirm such Plan utilizing the "cram-down" provisions of section 1129(b) of the Bankruptcy Code. In the event that Class 5 rejects the Plan and Class 6 accepts the Plan, (a) Classes 5 and 6 shall receive no consideration under the Plan and (b) Class 4 shall be deemed to have entered into a settlement pursuant to which the New Equity and New Warrants that were to be distributed to Classes 5 and 6 under the Plan shall be distributed by Class 4 as follows: (1) Class 5 will receive 50% of the New Equity and 50% of the New Warrants that it would have received if it had approved the Plan and (2) Class 6 will receive, in addition to the amounts described in Section I.C.3 above, the remaining 50% of the New Equity and the remaining 50% of the New Warrants that would have been distributed to Class 5 if Class 5 had approved the Plan (such amount, the "Reduction Amount"). In the event that Class 5 accepts the Plan and Class 6 rejects the Plan, (a) Class 6 shall receive no consideration under the Plan and (b) Class 4 shall be deemed to have entered into a settlement pursuant to which the New Equity and New Warrants that were to be distributed to Class 6 under the Plan shall be distributed by Class 4 as follows: (1) Class 6 will receive 50% of the New Equity and 50% of the New Warrants that it would have received if it had approved the Plan and (2) Class 5 will receive, in addition to the amounts described in Section I.C.2 above, the remaining 50% of the New Equity and the remaining 50% of the New Warrants that would have been distributed to Class 6 if Class 6 had approved the Plan. In the event that both Class 5 and Class 6 reject the Plan, (a) Classes 5 and 6 shall receive no consideration under the Plan and (b) Class 4 shall be deemed to have entered into a settlement pursuant to which the New Equity and New Warrants that were to be distributed to Classes 5 and 6 under the Plan shall be distributed by Class 4 as follows: (1) Class 5 will receive 50% of the New Equity and 50% of the New Warrants that it would have received if it had approved the Plan, and the remaining 50% of the New Equity and the remaining 50% of the New Warrants that would have been distributed to Class 5 if Class 5 had approved the Plan shall be canceled, and (2) Class 6 will receive

50% of the New Equity and 50% of the New Warrants that it would have received if it had approved the Plan, and the remaining 50% of the New Equity and the remaining 50% of the New Warrants that would have been distributed to Class 6 if Class 6 had approved the Plan shall be canceled.

                                                                      SCHEDULE I

                     NEW CHIQUITA BRANDS INTERNATIONAL, INC.

                              Senior Notes due 2008

                                   Term Sheet

Issuer:  New Chiquita Brands International, Inc. (the "Reorganized Company").

Issue:            $250,000,000 Senior Notes (the "New Notes").

Denominations:    $1,000 and integral multiples thereof.

     Interest:    The interest rate on the New Notes will be fixed at the
                  Effective Date at a rate equal to the sum of: (i) the yield for actively traded U.S. Treasury securities having a maturity of seven years, (ii) the Bear Stearns BB Index Spread (as defined below) and (iii) 1.0%. The Bear Stearns BB Index
                  Spread is the spread over comparable maturity U.S. Treasury securities of BB rated high yield debt securities as measured in the Bear Stearns Relative Value Analysis (Global High Yield
                  Research) as of the most recent report prior to the Effective
                  Date. However, to the extent that the Bear Stearns BB Index
                  Spread has increased or decreased by more than 100 basis points (i.e. 1.0%) from the immediately prior weekly report, the spread used in clause (ii) above will be the average of the Bear Stearns BB Index Spread for the four- week period prior to the Effective Date.

Maturity:         7 years.

Optional
Redemption:       The New Notes may be redeemed at the option of the Reorganized
                  Company, in whole or in part, at any time on not less than 30 nor more than 60 days notice. In the case of redemption in the first, second or third year after issuance, the redemption shall be for an amount equal to the higher of (i) par, or (ii) the present value of (A) the redemption amount at the beginning of the fourth year and (B) interest payments through the beginning of the fourth year (discounted in each case at a rate equal to the yield to maturity for comparable Treasuries plus 0.25%). In the case of any redemption thereafter, the redemption shall be for the following amounts in addition to any accrued and unpaid interest at the time of redemption: (i) if redeemed in the fourth year after issuance, at par plus 1/2 of the Senior Note Interest Rate; (ii) if redeemed in the fifth year after issuance, at par plus 3/8 of the Senior Note
                  Interest Rate; (iii) if redeemed in the sixth year after issuance, at par plus 1/4 of the Senior Note Interest Rate;
                  and (iv) if redeemed in the seventh year after issuance, at par.
                                       I-1

Ranking: The New Notes will be senior unsecured obligations of the Reorganized Company, ranking pari passu with all other existing and future senior unsecured obligations of the Reorganized Company and will rank senior to all existing and future subordinated debt of the Reorganized Company.

Other
Covenants:        The New Notes will have covenants which are (a) consistent with current market practices for high-yield securities, and
                  (b) substantially similar to the terms of the indenture for the Company's 10% Senior Notes due 2009, to the extent not inconsistent with current market practices.

                                       I-2

                                                                     SCHEDULE II

                     NEW CHIQUITA BRANDS INTERNATIONAL, INC.

                                  New Warrants

                                   Term Sheet

Issuer:           New Chiquita Brands International, Inc. (the "Reorganized
                  Company").

Issue:            Warrants to purchase New Equity (the "New Warrants").

Expiration:       7 years.

Limitation of
Warrants:         May be exercised for 13,333,333 shares of the New Equity
                  i.e., 25% of New Equity on a fully diluted basis, prior to dilution by any grants or issuances under the 2002 Stock Option Plan).

Strike Price:     The exercise price of the New Warrants will be set as
                  of the Effective Date at a price per share equal to the
                  "Solvency Value", currently estimated to be $18.68 per
                  share./15/ Solvency Value is the value per share of the New
                  Equity, that when multiplied by the number of shares of New
                  Equity distributed to Class 4 (and after adding such amount to the face amount of the New Notes), will provide for a full recovery, on an aggregate basis, of Class 4 Claims for
                  principal plus accrued and unpaid pre-petition and post-
                  petition interest through the Effective Date.
Merger/
Tender Offer:     In the event of a merger or tender offer, all or
                  partially for cash or other property (other than common equity securities), New Warrant holders will have the right to elect
                  (as an alternative to exercising some or all of the New
                  Warrants) to receive cash or other property (other than common equity securities) for such New Warrants in the same proportion as holders of New Equity equivalent to a Black/Scholes valuation of such New Warrants as of the date such merger or tender offer is consummated. For purposes of calculating such value, (i) the term

------------------

/15/ This $18.68 estimated exercise price assumes an Effective Date of December 31, 2001, and is based upon (1) aggregate Class 4 Claims at December 31, 2001 equal to $963.7 million, (2) ownership of Reorganized Company by holders of Class 4 Claims equal to 95.5% of the New Equity (prior to dilution by the New Warrants and the 2002 Stock Option Plan) and (3) total outstanding shares of New Equity equal to 40,000,000 (prior to dilution by the New Warrants and the 2002 Stock Option Plan). Solvency Value will be different if the Effective Date is a date other than December 31, 2001.
                                      II-1
of the New Warrants will be the remaining time to the expiration of the New Warrants, (ii) the assumed volatility will be 25%, (iii) the assumed risk-free rate shall equal the yield on U.S. Treasury securities with comparable maturity to the remaining term of the New Warrants and (iv) the share price of the New Equity in such merger or tender offer will be equal to the cash proceeds, or the fair market value of the other property, received for such share of New Equity in such merger or tender offer. If the Reorganized Company enters into a merger or exchange offer in which the consideration to be received is all or partially equity securities, a pro rata portion of the New Warrants will be exchanged for replacement warrants of the surviving entity (to the extent the surviving entity is not the Reorganized Company) which will include similar terms and conditions, including similar Black/Scholes valuation protection in the event of a subsequent merger or tender offer.

                                      II-2

                                                                    SCHEDULE III

                     NEW CHIQUITA BRANDS INTERNATIONAL, INC.

        Allocation of New Equity and New Warrants among Class 5 Interests


Series of Old Preferred     Old Preferred      New Equity     New Warrants
    Equity Interests      Equity Interests
                          Outstanding /16/


    Series A                    1,678,130         126,284         2,104,734

    Series B                    1,228,700         116,795         1,946,587

    Series C                       84,371           6,304           105,069

    TOTAL                                         249,383         4,156,389



/16/ As of October 31, 2001. To the extent of further conversions after October 31, 2001, the New Equity and New Warrants allocated to Class 5 will be correspondingly decreased, and the New Equity and New Warrants allocated to Class 6 will be correspondingly increased.

                                      III-1










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